Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Blade Air Mobility, Inc. on Form S-8 of our report dated March 10, 2021, except for the effects of the restatement discussed in Note 2 as to which the date is May 6, 2021, which includes an explanatory paragraph as to Experience Investment Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements of Experience Investment Corp. as of December 31, 2020 and 2019, for the year ended December 31, 2020 and for the period from May 24, 2019 (inception) through December 31, 2019, appearing in the Annual Report on Form 10-K/A of Experience Investment Corp. for the year ended December 31, 2020.

/s/ Marcum llp

Marcum llp

Houston, TX

July 14, 2021